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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number: 0-30150

Buffalo Gold Ltd.

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(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated December 10, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2007	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

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24TH Floor - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca

Trading Symbol:

TSXV  – BUF.U

OTC\BB – BYBUF

FWB  – B4K

BUFFALO CLOSES FIRST TRANCHE OF NON-BROKERED PRIVATE PLACEMENT

Vancouver, B.C. - December 10, 2007 – Further to its news release of December 4, 2007, Buffalo Gold Ltd. (TSX-V: BUF; OTC-BB: BYBUF; FWB: B4K) is pleased to report that it has closed the first tranche of the non-brokered private placement of 18,888,890 units.  Pursuant to the first closing, Buffalo issued 8,670,000 units to generate gross proceeds of $3,900,000.  Each unit consists of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of Buffalo at $0.75 per share until December 6, 2009.

All securities issued pursuing to this closing are subject to a four-month hold period expiring April 6, 2008.

Buffalo also reports that it has, subject to regulatory approval, granted incentive stock options entitling the purchase of up to 500,000 shares at a price of $0.53 per share until December 10, 2012.  Buffalo has also cancelled stock options entitling the purchase of 500,000 until September 25, 2011.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the company website at   www.buffalogold.ca

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Brian. McEwen”

Brian  McEwen,

President

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or Tollfree 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

FORWARD-LOOKING STATEMENTS

STATEMENTS INCLUDED HERE, WHICH ARE NOT HISTORICAL IN NATURE, ARE FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, INCLUDING WITHOUT LIMITATION, STATEMENTS AS TO MANAGEMENT'S BELIEFS, STRATEGIES, PLANS, EXPECTATIONS OR OPINIONS IN CONNECTION WITH THE COMPANY'S PERFORMANCE, WHICH ARE BASED ON A NUMBER OF ASSUMPTIONS CONCERNING FUTURE CONDITIONS THAT MAY ULTIMATELY PROVE TO BE INACCURATE AND MAY DIFFER MATERIALLY FROM ACTUAL FUTURE EVENTS OR RESULTS. READERS ARE REFERRED TO THE DOCUMENTS FILED BY THE COMPANY WITH THE PERTINENT SECURITY EXCHANGE COMMISSIONS, SPECIFICALLY THE MOST RECENT QUARTERLY REPORTS, ANNUAL REPORT AND MATERIAL CHANGE REPORTS, EACH AS IT MAY BE AMENDED FROM TIME TO TIME, WHICH IDENTIFY IMPORTANT RISK FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS

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